Exhibit 99.1

Vitru Announces Departure of CFO

Vitru Limited (Nasdaq: VTRU) and Vitru Brasil Empreendimentos, Participações e Comércio S.A. (together “Vitru” or the “Company”), in compliance with applicable law, hereby inform the market that on the date hereof, Carlos Henrique Boquimpani de Freitas resigned from his position as Chief Financial and Investor Relations Officer, effective April 30, 2024.

During his tenure, Mr. Freitas played a key role in the IPO and NADSAQ listing of Vitru Limited, the business combination with Vitru’s current subsidiary, UniCesumar, and the consolidation of Vitru as a leader in the distance education industry in Latin America.

Willian Victor Kendrick de Matos Silva, the CEO of Vitru, said: “We are grateful to Mr. Freitas for his dedication and contribution, and wish him the best in his future endeavors.”

The Company is in the advanced stage of a search for a replacement for Mr. Freitas. Both the Company and Mr. Freitas are committed to a smooth management transition.

If a replacement is not found in time, Willian Victor Kendrick de Matos Silva will assume the role of Chief Financial and Investor Relations Officer on an interim basis.

Florianópolis, March 28, 2024.

Carlos Henrique Boquimpani de Freitas

Chief Financial and Investor Relations Officer

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission ("SEC”) from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

Contact:

Maria Carolina F. Gonçalves, IR Manager

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/